June 29, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Room: 6125

Washington DC, 20549

ATTN:  Max A. Webb, Assistant Director

RE	ORBITZ WORLDWIDE, INC.
REGISTRATION STATEMENT ON FORM S-1 FILED MAY 10, 2007
COMMISSION FILE NO. 333-142797

Dear Mr.Webb:

Set forth below are the responses of Orbitz Worldwide, Inc. (the “Company”) to comments by the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 18, 2007 (the “Comment Letter”), in connection with the above-captioned registration statement (the “Registration Statement”). Page references contained in the response are to the form of prospectus contained in Pre-Effective Amendment No. 3 to the Registration Statement, which is being filed simultaneously with this response. For convenience of reference, each of the Staff’s comments is reproduced below in italics under the Staff’s topic headings followed in each case by the related Company response.

General

1.                   We note that you have included a list of primary websites owned and operated by the company. Please confirm that Orbitz Worldwide will own all of the websites following the consummation of this offering or revise to clarify.

Company response:

The Company confirms that it will be the direct (or through subsidiaries, indirect) owner of all of the websites listed on page 91 following the consummation of the offering.

2.                   The disclosure states on page 88 that in July 2005, you successfully combined the management and operation of CheapTickets with Orbitz, allowing you to reduce costs and share best practices.

Please clarify whether Orbitz Worldwide’s management will continue to operate CheapTickets following the offering. It appears from the corporate structure chart on page 6 that CheapTickets will not be part of Orbitz Worldwide following the offering. If that is the case, please clarify in the registration statement.

Company response:

CheapTickets will continue to be operated by the Company’s management following the offering.  This has been clarified in the structure chart on page 6.

Company Strategy, page 4

3.                   Revise the first sentence to clarify that your objective is to become profitable and grow profitability. Alternatively, clarify that you have not met your objective for the past five years and interim stub.

Company response:

The Company has revised the disclosure on pages 4 and 84 in response to the Staff’s comment.

We license our search technology from a third party, page 16

4.                   Please identify the third party.

Company response:

The Company has revised the disclosure on page 16 to state that it licenses its search technology from ITA Software, Inc. in response to the Staff’s comment.

Tax Sharing Liability, page 68

5.                   We note that the tax sharing liability relates to the allocation of up to approximately $308 million of tax benefits from the taxable exchange. However, your obligation to the founding airlines in years 2005 and 2006 alone ($310 million) has surpassed the total tax benefits you will receive from the arrangement. Please quantify, if practicable, the amount of tax benefits Orbitz has realized and is estimated to receive in the next 15 years. Please also provide, if practicable, an estimate of the total liability over the next 15 years. We note from footnote 3 on page 74 that the tax sharing liability will be approximately $275 million. Is this the total liability for the next 15 years?

Company response:

As described on page 68, when the agreement was entered into, approximately $308 million of future tax benefits were potentially due to be paid to the Founding Airlines, of which approximately $277 million of potential payments remain. The net present value of the obligation to pay a portion of future tax benefits to the Founding Airlines is disclosed for the year ended December 31, 2006 and the three months ended March 31, 2007. The net present value amounts are discrete amounts representing the value of the obligation in each period, therefore the Company's obligation has not exceeded the $277 million of potential payments remaining. The Company has disclosed that it is obligated to pay a significant percentage of future tax benefits that it may realize to the Founding Airlines and has revised the disclosure on page 68 in response to the Staff's comment to clarify that the maximum liability in the 15 year period is approximately $277 million. The Company respectfully submits that it is not necessary to disclose the estimate of the amount of future tax benefit that it may receive since its future payment obligations to the Founding Airlines are clearly described and the Company has disclosed that it is obligated to pay to the Founding Airlines a significant percentage of the tax benefits that it may realize. The Company confirms that the total liability for the next 15 years is approximately $277 million as disclosed in footnote 3 on page 74.

Principal Stockholders, page 135

6.                   Item 15 on page II-2 indicates that you issued 100 shares of common stock to Waltonville Limited in 2007. Please advise how Waltonville is affiliated with the beneficial owners disclosed on page 135.

Company response:

Waltonville Limited is the direct parent of TDS Investor (Luxembourg) S.a.r.l. which is currently the sole stockholder of the Company.  These entities are ultimately owned by TDS Investor (Cayman) L.P., the beneficial owners of which are detailed in footnote 5 on page 136.

Exhibits

7.                   Please revise the exhibit index to include the intercompany notes, the form of agreement for the new agreement with Travelport which will replace the existing GDS agreements with Galileo and Worldspan, senior secured credit agreement and the new senior secured synthetic letter of credit.

Company response:

The Company has revised the exhibit index to include the intercompany notes, the form of the new GDS agreement with Travelport and the form of the new senior secured credit agreement in response to the Staff’s comment.  The Company notes that the synthetic letter of credit facility will be part of the credit agreement.

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We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at (212) 735-2918.

Very truly yours,

/s/ Gregory A. Fernicola

Gregory A. Fernicola

CC:
Ms. H. Yuna Peng